EXHIBIT 99.20

GAMMON LAKE RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

OF

SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

NOVEMBER 8, 2002

GAMMON LAKE RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Gammon Lake Resources Inc. (the “Corporation”) will be held at 1 Place Ville Marie, Suite 3900, Montreal, Quebec, H3B 4M7 on Friday, December 13, 2002, at the hour of 11:00 o’clock in the morning (Montreal time) for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2002, together with a report of the auditors thereon;

2.	To elect directors;

3.	To appoint auditors and to authorize the directors to fix their remuneration;

4.	To consider, and, if thought fit, pass an ordinary resolution increasing the maximum number of common shares reserved for grants of options under the Corporation’s stock option plan for directors, officers, employees and consultants of the Corporation and its subsidiaries (the “Stock Option Plan”) from 5,000,000 to 9,125,000 common shares, as more particularly described in the attached management information circular (the full text of the Stock Option Plan, as amended, and the proposed ordinary resolution are attached to the management information circular as Schedules “A” and “B”, respectively);

5.	To consider, and, if thought fit, pass an ordinary resolution approving the grant of a total of 3,855,000 options to directors, officers, employees and consultants of the Corporation under the terms of the Corporation’s Stock Option Plan, as proposed to be amended, as more particularly described in the attached management information circular (the full text of the proposed ordinary resolution is attached to the management information circular as Schedule “C”);

6.	To consider, and, if thought fit, pass an ordinary resolution approving the issuance in one or more private placements during the twelve month period commencing on the date of the annual and special meeting, of such number of securities that would result in the Corporation issuing or making issuable up to 100% of the number of common shares of the Corporation outstanding as at the date hereof, as more particularly described in the attached management information circular (the full text of the proposed ordinary resolution is attached to the management information circular as Schedule “D”); and

7.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular and the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2002. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario this 8th day of November, 2002.

BY ORDER OF THE BOARD
(Signed): “Bradley H. Langille”
BRADLEY H. LANGILLE
EXECUTIVE OFFICER

GAMMON LAKE RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

        THIS MANAGEMENT INFORMATION CIRCULAR (THE “CIRCULAR”) IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF GAMMON LAKE RESOURCES INC. (THE “CORPORATION”) OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

        The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the meeting, or delivered to the chairman on the day of the meeting or adjournment thereof.

        A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

        Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

Voting Securities and Principal Holders Thereof

        The authorized capital of the Corporation consists of an unlimited number of common shares (the “Common Shares”). As at the date of this Circular, the Corporation had 36,453,766 Common Shares issued and outstanding.

        The Corporation shall make a list of all persons who are registered holders of Common Shares on November 8, 2002 (the “Record Date”) and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record

Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the meeting, that his name be included in the list. In such case, the transferee is entitled to vote his shares at the meeting.

        As at the date of this Circular, there is no person who is known to the Corporation, or its directors and officers, to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

Executive Compensation

Compensation of Executives

        The following table, presented in accordance with the Regulation under the Securities Act (Ontario), sets forth all compensation paid to the officers of the Corporation named below (the “Named Executive Officers”) during the fiscal years ended July 31, 2002, 2001, and 2000. No other executive officers received salary and bonuses in excess of $100,000 in any such periods.

Summary Compensation Table

Name and Principal Position	Year	ANNUAL COMPENSATION			LONG TERM COMPENSATION			All Other Compensation ($)(3)
		Salary ($)(1)	Bonus ($)	Other ($)	Options (#)(2)	Restricted Shares/Units (#)	LTIP Payouts ($)
Bradley H. Langille Chief Executive Officer	2002 2001 2000	89,808 61,731 43,269	50,000 Nil Nil	Nil Nil Nil	650,000(4) 150,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Fred George President	2002 2001 2000	135,615 129,500 80,000	50,000 Nil Nil	Nil Nil Nil	900,000(5) 300,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Terence R.B. Donahoe Chairman and Executive Vice-President	2002 2001 2000	$132,000 $25,000 $6,000	Nil Nil Nil	Nil Nil Nil	150,000(7) 150,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gregory K. Liller Vice-President, Exploration	2002 2001 2000	90,972 150,000 44,782	Nil Nil Nil	Nil Nil Nil	150,000(6) 20,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)	These amounts represent either salary or consulting fees paid to the Named Executive Officers or consulting companies associated with the Named Executive Officers.
(2)	Options to purchase Common Shares granted pursuant to the Corporation's Stock Option Plan. See "Executive Compensation - Stock Option Plan".
(3)	The aggregate value of all other compensation paid to the Named Executive Officers did not exceed $50,000 or 10% of the total of such officers' respective salary and bonus in any year.
(4)	Of this amount, a total of 500,000 options are subject to the approval of shareholders at the annual and special meeting. See "Approval of Option Grants under the Stock Option Plan".
(5)	Of this amount, a total of 400,000 are subject to the approval of shareholders at the annual and special meeting and a total of 300,000 have been exercised. See "Approval of Option Grants under the Stock Option Plan".
(6)	Of this amount, a total of 65,000 options are subject to the approval of shareholders at the annual and special meeting. See "Approval of Option Grants under the Stock Option Plan".
(7)	These options have been exercised.

        The following table sets forth grants of options made to the Named Executive Officers under the Corporation's Stock Option Plan during the twelve months ended July 31, 2002. See "Executive Compensation - Stock Option Plan".

Option Grants During the Twelve Months Ended July 31, 2002 and
Stock Option Values as at July 31, 2002

Name	Options Granted (#)	Percentage of Total Options Granted in Fiscal Year (%)	Exercise Price ($/Share)	Market Value of Securitites Underlying Options on Date of Grant($/Share)(1)	Expiry Date
Bradley H. Langille	150,000 500,000(2)	3.18% 10.59%	$0.50 $0.80	$0.50 $0.80	September 26, 2006 March 15, 2007
Fred George	300,000(4) 400,000(3) 200,000(2)	6.36% 8.47% 4.24%	$0.50 $0.70 $0.80	$0.50 $0.70 $0.80	September 26, 2006 January 28, 2007 March 15, 2007
Terence R.B. Donahoe	150,000(4)	3.18%	$0.50	$0.50	September 26, 2006
Gregory K. Liller	150,000(5)	3.18%	$0.75	$0.65	February 7, 2007

Notes:

(1)	Based on the closing price of the common shares on the day preceding the date of grant of the options.
(2)	Subject to the approval of shareholders at the annual and special meeting. See “Approval of Option Grants the Stock Option Plan”.
(3)	Of the total 400,000 options granted, a total of 200,000 options are subject to the approval of shareholders at the annual and special meeting. See “Approval of Option Grants under the Stock Option Plan”.
(4)	These options have been exercised.
(5)	Of the 150,000 options granted, a total of 65,000 options are subject to the approval of shareholders at the annual and special meeting. See “Approval of Option Grants under the Stock Option Plan”.

        The following table sets forth information regarding the exercise of options held by the Named Executive Officers during the twelve months ended July 31, 2002 and the aggregate number of outstanding options held by the Named Executive Officers, all of which options were exercisable, and the value of such options, in each case as at July 31, 2002.

Aggregated Option Exercises During the Twelve Months Ended July 31, 2002 and
Stock Option Values as at July 31, 2002

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options as at July 31, 2002 Exercisable/Unexercisable	Value of Unexercised in- the-Money Operations as at July 31, 2002 Exercisable/Unexercisable
Bradley H. Langille	Nil	Nil	800,000 / Nil	$345,000 / Nil
Fred George	200,000	$100,000	1,000,000 / Nil	$414,000 / Nil
Terence R.B. Donahoe	5,000	$3,750	571,000 / Nil	$397,950 / Nil
Gregory K. Liller	Nil	Nil	170,000 / Nil	$88,500 / Nil

Compensation of Directors

        Directors who are not officers of the Corporation are not currently paid any fees for their services as directors, however, such directors are entitled to receive compensation from the Corporation to the extent that they provide services to the Corporation other than in their capacity as directors of the Corporation. Any such compensation is based on rates that would be charged by such directors for similar services to arm’s length parties. During the twelve months ended July 31, 2002, no such services were rendered and accordingly, no compensation was paid. The directors are, however, reimbursed for the expenses they incur to attend meetings of the Corporation.

        Directors are also entitled to participate in the Corporation’s Stock Option Plan and, at the time of joining the board of directors, directors are eligible for grants of options to purchase Common Shares. During the twelve months ended July 31, 2002, a total of 1,820,000 options to purchase Common Shares were granted to directors, of which 1,800,000 were granted to directors who are also officers of the Corporation. See “Executive Compensation — Stock Option Plan”.

Stock Option Plan

        The Corporation maintains a stock option plan (the “Stock Option Plan”) for directors, officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Common Shares of the Corporation by the persons who are primarily responsible for the management and profitable growth of the Corporation’s business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation. A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

        The Stock Option Plan is administered by the board of directors of the Corporation, who have the authority to determine, among other things, subject to the terms of the plan and the requirements of regulatory authorities having jurisdiction, the terms, limitations, restrictions and conditions respecting the grant of options thereunder.

        On October 10, 2002, the board of directors of the Corporation approved a proposed amendment to the Stock Option Plan increasing the maximum number of Common Shares that may be reserved for all purposes under the plan from 5,000,000 to 9,125,000 common shares, as well as the grant of a total of 3,855,000 options under the Stock Option Plan to directors, officers and consultants of the Corporation. These options exceeded the existing maximum number of shares issuable under the plan and, as such, are not exercisable until they are approved, together with the proposed amendment to the Stock Option Plan, by shareholders of the Corporation at the annual and special meeting. See “Approval of Amendment to the Stock Option Plan” and “Approval of Option Grants under the Stock Option Plan”.

        In addition to the limit described above, the Stock Option Plan provides that the maximum number of common shares that may be reserved for issuance to any one insider under the plan and any other share compensation arrangement may not exceed 5% of the issued and outstanding Common Shares at the time of grant (on a non-diluted basis). The plan also provides that the maximum number of Common Shares that may be reserved for issuance to insiders under the plan and any other share compensation arrangement shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted basis) and the maximum number of Common Shares that may be issued to insiders under the plan or any other share compensation arrangement within a one-year period shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted) basis.

        The board of directors of the Corporation has the authority under the Stock Option Plan to establish the option price at the time each option is granted, which price shall not be less than the market price of the Common Shares at the time of grant. Options granted under the Stock Option Plan are exercisable over a period not exceeding five (5) years from the date of grant, subject to earlier termination if the optionee ceases to be an eligible person by reason of termination of employment, retirement, disability or death. The options granted under the plan are not transferable or assignable other than by will or the laws of descent and distribution.

        The Stock Option Plan allows the Corporation to make loans or provide guarantees for loans by financial institutions to assist eligible persons under the plan to purchase the Corporation’s Common Shares upon the exercise of options granted thereunder. Any loan by the Corporation shall be full recourse to the eligible person to which such loan is made, and shall be secured by the Common Shares purchased with the proceeds of the loan and shall be at rates of interest, if any, and on such other terms as may be determined by the Corporation.

        The following table sets forth details with respect to options to purchase Common Shares which are outstanding under the Stock Option Plan as of the date hereof:

Holder	Date of Grant	Common Shares Under Option (#)	Exercise Price ($/share)	Expiry Date	Market Price on Date of Grant(1)
Executive Officers as a group (6 in total)	April 20, 1998 April 8, 1999 October 1, 1999 April 25, 2001 September 26, 2001 January 18, 2002 February 7, 2002 March 15, 2002 October 9, 2002	5,000 266,000 10,000 660,000 160,000 400,000(2) 150,000(3) 700,000(4) 1,025,000(4)	$0.75 $1.20 $2.00 $1.50 $0.50 $0.70 $0.75 $0.80 $1.01	April 20, 2003 April 8, 2004 October 1, 2004 April 25, 2006 September 26, 2006 January 18, 2007 February 7, 2007 March 15, 2007 October 9, 2007	$0.50 $1.20 $2.00 $1.48 $0.50 $0.70 $0.65 $0.80 $1.01
Directors who are not also executive officers, as a group (3 in total)	January 31, 2000 April 25, 2001 September 26, 2001 October 9, 2002	40,000 20,000 20,000 125,000(4)	$2.40 $1.50 $0.50 $1.01	January 31, 2005 April 25, 2006 September 26, 2006 October 9, 2007	$2.30 $1.48 $0.50 $1.01
Employees (1 in total)	April 25, 2001	2,500	$1.50	April 25, 2006	$1.48
Consultants (11 in total)	April 25, 2001 September 26, 2001 February 7, 2002 March 1, 2002 March 1, 2002 March 15, 2002 April 24, 2002 May 21, 2002 June 25, 2002 October 9, 2002	8,000 50,000 175,000(5) 100,000 400,000 800,000(4) 35,000(4) 300,000(4) 25,000(4)500,000(4)	$1.50 $0.50 $0.75 $0.90 $0.93 $0.80 $1.30 $1.60 $2.00 $1.01	April 25, 2006 September 26, 2006 February 7, 2007 March 1, 2005 March 1, 2004 March 15, 2007 April 24, 2007 May 21, 2004 June 25, 2003 October 9, 2007	$1.48 $0.50 $0.65 $0.89 $0.89 $0.80 $1.28 $1.58 $1.56 $1.01

Notes:

(1)	In accordance with the terms of the plan, based on the closing price of the common shares on the day preceding the date of grant of the options.
(2)	Of the total 400,000 options granted, a total of 200,000 options are subject to the approval of shareholders at the annual and special meeting. See “Approval of Amendment to the Stock Option Plan” and “Approval of Option Grants under the Stock Option Plan”.
(3)	Of the total 150,000 options granted, a total of 65,000 options are subject to the approval of shareholders at the annual and special meeting. See “Approval of Amendment to the Stock Option Plan” and “Approval of Option Grants under the Stock Option Plan”.
(4)	Subject to the approval of shareholders at the annual and special meeting. See “Approval of Amendment to the Stock Option Plan” and “Approval of Option Grants under the Stock Option Plan”.
(5)	Of the total 175,000 options granted, a total of 80,000 are subject to the approval of shareholders at the annual and special meeting. See “Approval of Amendment to the Stock Option Plan” and “Approval of Option Grants under the Amended Stock Option Plan”.

Other Compensation Matters

        There were no long-term incentive awards made to the executive officers of the Corporation during the twelve months ended July 31, 2002. There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, senior officers or directors of the Corporation are indebted to the Corporation. In addition, there are no plans in place with respect to the Named Executive Officers for termination of employment or change in responsibilities.

Compensation Committee

        The Corporation’s executive compensation program is administered by the Compensation Committee of the Corporation. The members of the Compensation Committee are Messrs. Bradley H. Langille, Dale M. Hendrick and Alejandro Caraveo.

Compensation Policy

        The executive compensation policy of the Corporation is determined with a view to securing the best possible talent to run the Corporation. Executives expect to reap additional income from the appreciation in value of the Common Shares they hold in the Corporation, including stock options.

        Salaries are commensurate with those in the industry with additional options awarded to senior executive officers in lieu of higher salaries. Bonuses may be paid in the future for significant and specific achievements which have a strategic impact on the fortunes of the Corporation. Salaries and bonuses are determined on a judgmental basis after review by the board of directors of the contribution of each individual, including the executive officers of the Corporation. Although they may be members of the board of directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus. In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement.

        The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position with and contribution to the Corporation.

        The foregoing report is submitted by the board of directors.

Election of Directors

        The Corporation’s articles provide for a minimum of three and a maximum of nine directors, to be elected annually. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the Corporation’s by-laws. At the meeting, shareholders will be asked to elect seven directors (the “Nominees”). With the exception of Messrs. Alejandro Caraveo and Rodolfo Nieblas, all of the Nominees are directors elected at the last annual and special meeting of shareholders of the Corporation held on January 4, 2002.

        The following table provides the names of the Nominees and information concerning them. The persons named in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each elected director will hold office until his successor is elected at the next annual meeting of the Corporation, or any adjournment thereof, or until his successor is duly elected or appointed.

Name and Municipality of Residence	Office Held	Director Since	Principal Occupation(1)	Number (%) of Shares Beneficially Owned Directly or Indirectly(2)
Bradley H. Langille(3)(4)	Chief Executive Officer and Director	1998	Airline Pilot, Air Nova, a division of Air Canada Ltd., a national Canadian airline.	1,260,000 (3.5%)
Fred George Bedford, Nova Scotia	President and Director	1998	Same as Office Held.	798,400 (2.2%)
Terence R.B. Donahoe, Q.C Halifax, Nova Scotia	Chairman, Executive Vice President and Director	1999	Same as Office Held.	164,950 (0.5%)
Terence F. Coughlan Dartmouth, Nova Scotia	Vice-President Operations and Director	1998	Geological Consultant	283,100 (0.8%)
Dale M. Hendrick(3)(4) Toronto, Ontario	Director	2000	Geological Consultant	10,000 (0.01%)
Alejandro Caraveo(3)(4) Chihuahua City, Mexico	Director	2002	Manager of Mining Concessions and Director, Minerales de	29,950 (0.01%)

Soyopa, S.A. de C.V., a Mexican mineral exploration and development company; Managing Director of Service Division, Grupo Chihuahua, a Mexican storage and assembly plants business.
Rodolfo Nieblas Mexico City, Mexico	Director	2002	Chief of Staff, Office of General Director for the Federal Electricity Commission of Mexico.	Nil

Notes:

(1)	All of the above individuals have held the indicated positions for the past five years, with the exception of Messrs. Fred George, Terence R. B. Donahoe and Rodolfo Nieblas. Prior to his appointment as President of the Corporation, Mr. George was involved in the operation of several retail business operations in Atlantic Canada and worked as a financial business management consultant. Prior to his appointment as Chairman and Executive Vice-President of the Corporation, Mr. Donahoe was a business consultant (1997-1999), and prior thereto, an elected member of the legislature of Nova Scotia, where he held a number of government offices and portfolios over an eighteen year period, including Leader of Her Majesty’s Royal Opposition, Interim Leader of the Progressive Conservative Party of the Province of Nova Scotia, Attorney General, Minister of Education and Minister of Labour. Prior to his appointment with the Federal Electricity Commission of Mexico, Mr. Nieblas was Director of Airports and Auxiliary Services for Mexico (1998-1999) and prior thereto, he served as Senior Technical Advisor to the Secretary for Energy and Chief of Staff to the Undersecretary for Energy for the nation of Mexico. In addition, Mr. Nieblas, a trained industrial engineer, is senior advisor to the boards of directors of various public and private industrial commissions and associations in Mexico, including the Mineral Resources Council, the Mineral Development Commission and the Mexican Iron and Steel Industry Council.
(2)	The information as to shares beneficially owned or over which the above-named officers and directors exercise control or direction has been furnished by the respective officers and directors individually. Directors also hold options under the Corporation’s Stock Option Plan. See “Executive Compensation — Compensation of Directors”. The percentage ownership is based on 36,453,766 common shares issued and outstanding as at November 4, 2002.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

        Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Grant Thornton LLP, Chartered Accountants, Suite 1100, Cogswell Tower, 2000 Barrington Street, Halifax, Nova Scotia, B3J 2P8, as auditors of the Corporation for the ensuing fiscal year, and to authorize the directors to fix their remuneration. Grant Thornton LLP, Chartered Accountants, were the auditors of the Corporation for the fiscal years ended July 31, 2002, 2001, 2000 and 1999. PricewaterhouseCoopers LLP, Chartered Accountants, 1809 Barrington Street, Suite 600, Halifax, Nova Scotia, B3J 3K8, were the auditors of the Corporation for the fiscal year ended July 31, 1998.

Approval of Amendment to the Stock Option Plan

        On October 10, 2002, the board of directors of the Corporation approved a proposed amendment to the Corporation’s Stock Option Plan, increasing the maximum number of Common Shares that may be reserved for the grant of options under the plan from 5,000,000 to 9,125,000 Common Shares. The amendment is subject to the approval of shareholders of the Corporation at the annual and special meeting. The full text of the Stock Option Plan, reflecting the proposed amendment, as well as the proposed ordinary resolution approving the amendment to the Stock Option Plan are attached to the management information circular as Schedules “A” and “B”, respectively.

Approval of Option Grants under the Stock Option Plan

        During the past fiscal year, the board of directors of the Corporation approved several grants of a total of 3,855,000 options to directors, officers and employees of the Corporation under the terms of the Corporation’s Stock Option Plan. These options exceeded the existing maximum number of shares issuable under the plan and, as such, are not exercisable until they are approved, together with the proposed amendment to the Stock Option Plan, by shareholders of the Corporation at the annual and special meeting. The following table provides details with respect to the options proposed to be approved:

Holders	Number of Shares Under Option (#)	Exercise Price ($/share)	Date of Grant	Expiry Date
Officers and Directors	700,000	$0.80	March 15, 2002	March 15, 2007
	200,000	$0.70	January 18, 2002	January 18, 2007
	65,000	$0.75	February 7, 2002	February 7, 2007
	1,150,000	$1.01	October 9, 2002	October 9, 2007
Consultants	80,000	$0.75	February 7, 2002	February 7, 2007
	800,000	$0.80	March 15, 2002	March 15, 2007
	35,000	$1.30	April 24, 2002	April 24, 2007
	300,000	$1.60	May 21, 2002	May 21, 2004
	25,0000	$2.00	June 25, 2002	June 25, 2003
	500,000	$1.01	October 9, 2002	October 9, 2005

        The full text of the proposed ordinary resolution approving the grant of 3,855,000 options under the terms of the Stock Option Plan is attached to the management information circular as Schedule “C”.

Advance Approval of Private Placements

        From time to time, the Corporation investigates opportunities to raise funds on advantageous terms in order to expand its mineral exploration activities. The Corporation expects to undertake one or more of such financings over the next year and expects some of them to be structured as private placements.

        Pursuant to applicable regulatory requirements, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the “25% Rule”), unless there has been shareholder approval of such transactions.

        The application of the 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities. In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and the Corporation’s operations. In accordance with applicable regulatory practices, the Corporation may obtain advance approval by shareholders of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

        The Corporation’s issued and outstanding share capital as at the date hereof is 36,453,766 Common Shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve-month period commencing on December 13, 2002 would not exceed 36,453,766 Common Shares in the aggregate, or 100% of the Corporation’s issued and outstanding share capital as at November 4, 2002.

        Any private placement proceeded with by the Corporation under the advance approval being sought at the annual and special meeting will be subject to the following additional restrictions: (i) it must be substantially with parties at arm’s length to the Corporation; (ii) it cannot materially affect control of the Corporation; (iii) it must be completed within a twelve month period following the date the shareholder approval is given; and (iv) it must comply with applicable private placement pricing rules which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on the trading day prior to the date notice of the private placement is given to the applicable regulatory authority (the “Market Price”), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

        Whether or not a particular placement is “substantially” at arm’s length or will materially affect control of the Corporation (in which case specific shareholder approval may be required) is a matter determined at the discretion of the applicable regulatory authorities.

        In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the 25% Rule, the Corporation requests that its shareholders pass an ordinary resolution approving the issuance in one or more private placements during the twelve month period commencing December 13, 2002 of such number of securities that would result in the Corporation issuing or making issuable up to 36,453,766 Common Shares. The full text of the proposed ordinary resolution to be passed by shareholders is attached to the Circular as Schedule “D”.

Audit Committee

        The Corporation is required to have an audit committee. The following directors are members of the audit committee:

Bradley H. Langille Dale M. Hendrick Alejandro Caraveo

Corporate Governance

        The board of directors has adopted corporate governance practices that comply with applicable regulatory guidelines. These guidelines suggest that the board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of this overall stewardship responsibility, the board of directors shall assume responsibility for the following matters:

–	adoption of a strategic planning process;
–	identification of the principal risks of the business and ensuring the implementation of appropriate systems to manage these risks;
–	succession planning, including appointing, training and monitoring senior management;
–	adoption of a communications policy; and
–	ensuring the integrity of internal control and management information systems.

        To comply with applicable guidelines, the board of directors has created a number of committees, including a corporate governance committee, an audit committee and a nomination committee. The corporate governance committee is responsible for developing the Corporation’s approach to corporate governance issues and for the Corporation’s application of the governance guidelines published by the regulatory authorities. It will also seek to facilitate the functioning of the board of directors of the Corporation independently of management of the Corporation and to maintain an effective relationship between the board of directors and management of the Corporation. Individual directors are entitled to engage an outside advisor at the expense of the Corporation in the appropriate circumstances, subject to the approval of the corporate governance committee.

        The audit committee is responsible for reviewing in detail the Corporation’s financial statements and financial reporting and ensuring that management implements and maintains an effective system of internal control. The nomination committee is responsible for proposing to the board of directors new nominees to the board and for assessing directors on an ongoing basis as well as the board as a whole, the committees of the board and the contribution of individual directors. The nomination committee is also responsible for providing an orientation and education program for new recruits to the board.

        In addition to the particular functions of the various committees of the board of directors, the board of directors as a group, in conjunction with the Chief Executive Officer, are responsible to develop position descriptions for the board and for the Chief Executive Officer, involving the definition of the limits to management’s responsibilities. The board of directors shall at all times be responsible for ensuring that the size of the board and its committees is such that they facilitate effective decision-making.

Conflicts of Interest

        Some of the directors and officers of the Corporation also serve as directors and officers of other companies involved in the resource exploration sector. Consequently, there exists a possibility for any such director or officer to be placed in a position of conflict. Each such director or officer is subject to fiduciary duties and obligations to act honestly and in good faith with a view to the best interests of the Corporation.

        Similar duties and obligations will apply to such other companies. Thus any future transaction between the Corporation and such other companies will be for bona fide business purposes and approved by a majority of disinterested directors of the Corporation.

Indebtedness of Officers and Directors to the Corporation

        No officer or director of the Corporation was indebted to the Corporation at any time during the twelve months ended July 31, 2002.

Interest of Insiders in Material Transactions

        No insider of the Corporation has any interest in material transactions involving the Corporation, except as follows:

1.

During the twelve months ended July 31, 2002, the Corporation paid a total of $621,145 (2001 — $482,831; 2000 – $239,069) to companies controlled by officers and directors of the Corporation for management fees, mineral property exploration expenditures, promotional fees and professional fees. See “Executive Compensation – Compensation of Executive Officers”;

2.	As at July 31, 2002, the Corporation had bonuses payable to directors and officers in the amount of $100,000; and

3.	Officers and directors of the Corporation are entitled to hold options under the terms of the Corporation’s Stock Option Plan. See “Executive Compensation – Stock Option Plan”.

_________________

        The contents and sending of this Circular have been approved by the directors of the Corporation.

        DATED as of the 8th day of November, 2002.

(Signed): “Bradley H. Langille”
BRADLEY H. LANGILLE
CHIEF EXECUTIVE OFFICER

14

SCHEDULE “A”

GAMMON LAKE RESOURCES INC.

STOCK OPTION PLAN

1.	INTERPRETATION:

        For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Board” means the board of directors of the Corporation;

(b)	“Corporation” means Gammon Lake Resources Inc.;

(c)	“Consultant” means an individual, other than an employee or an executive of the issuer, that:

(i)	is engaged on an ongoing basis to provide bona fide consulting, technical, management or other services to the issuer or to an affiliated entity of the issuer under a written contract between the issuer or the affiliated entity and the individual or a Consultant Company or Consultant Partnership of the individual; and

(ii)	in the reasonable opinion of the issuer, spends or will spend a significant amount of time and attention on the affairs and business of the issuer or an affiliated entity of the issuer;

(d)	“Consultant Company” means, for an individual Consultant, a company of which the individual Consultant is an employee or shareholder;

(e)	“Consultant Partnership” means, for an individual Consultant, a partnership of which the individual Consultant is an employee or partner;

(f)	“Effective Date”means the date of adoption of this Plan by the Board, namely October 1, 1999;

(g)	“Eligible Person” means, subject to all applicable laws, any employee, Senior Officer, director, Consultant, Consultant Company or Consultant Partnership of the Corporation or any Subsidiary or any personal holding corporation controlled by a Senior Officer or director of the Corporation or any Subsidiary or any registered retirement savings plans established for the sole benefit of an employee, Senior Officer or director of the Corporation or any Subsidiary;

(h)	“Insider” means:

(i)	an insider as defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or Senior Officer of a Subsidiary, and

(ii)	an associate, as defined under Section 1(1) of the Securities Act (Ontario), of any person who is an insider by virtue of clause 1(h)(i) above;

(i)	“Option” means an option to purchase Shares granted to an Eligible Person pursuant to the terms of the Plan;

(j)	“Outstanding Issue” shall mean the number of Shares that are outstanding immediately prior to the share issuance in question, excluding Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period;

(k)	“Participant”means Eligible Persons to whom Options have been granted;

(l)	“Plan”means this stock option plan of the Corporation;

(m)	“Senior Officer” has the meaning ascribed thereto in Section 1(1) of the Securities Act (Ontario);

(n)	“Shares” means the common shares of the Corporation;

(o)	“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

(p)	“Subsidiary”means any company that is a subsidiary of the Corporation as defined under Section 1(4) of the Securities Act (Ontario); and

(q)	“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

        Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

        This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

2.	PURPOSE: The purpose of this Plan is to:

(a)	encourage ownership of the Shares by directors, Senior Officers and employees of the Corporation and its Subsidiaries and Consultants, Consultant Companies and Consultant Partnerships, who are primarily responsible for the management and profitable growth of its business;

(b)	advance the interests of the Corporation by providing additional incentive for superior performance by such persons; and

(c)	attract and retain valued directors, Senior Officers, employees, Consultants, Consultant Companies and Consultant Partnerships.

3.     ADMINISTRATION: The Plan shall be administered by the Board. Subject to the limitations of the Plan and the requirements of such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board shall have the authority to:

(a)	grant options to purchase Shares to Eligible Persons;

(b)	determine the terms, limitations, restrictions and conditions respecting such grants;

(c)	interpret the Plan and to adopt, amend and rescind such administrative guidelines and other and regulations relating to the Plan as it shall from time to time deem advisable, and

(d)	make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable.

        The Board’s guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

4.    SHARES SUBJECT TO THE PLAN: The maximum number of Shares which may be reserved and set aside for issue under this Plan shall be 9,125,000, provided that the Board shall have the right, from time to time, to increase such number subject to the approval of the shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury granted as a compensation or incentive mechanism.

        Any Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.

5.    PARTICIPATION: Options shall be granted under the Plan only to Eligible Persons designated from time to time by the Board and shall be subject to the approval of such regulatory authorities, stock exchanges or over-the-counter having jurisdiction over the affairs of the Corporation.

6.    TERMS AND CONDITIONS OF OPTIONS: The terms and conditions of each Option shall include the following, as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Board including those contained in any stock option agreement entered into between the Corporation and a Participant:

(a)	Option Price: The option price of any Shares in respect of which an Option may be granted shall be fixed by the Board but shall be not less than the market price of the Shares at the time the Option is granted. For the purpose of this subparagraph 6(a), “market price” shall be deemed to be the closing price as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, on the last trading day immediately preceding the day upon which the Option is granted. If the Shares are not publicly traded or quoted, then the “market price” shall be the fair market value of the Shares, as determined by the Board, on the day upon which the Option is granted. In the resolution allocating any Option, the Board may determine that (i) the date of grant of the Option shall be a future date determined in the manner specified in such resolution, in which case, for the purpose of this subparagraph 6(a), “market price” shall be deemed to be the weighted average trading price of the Shares as reported by the Toronto Stock Exchange, or if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, for the five (5) trading days preceding the date of the grant, or, if the Shares are not publicly traded or quoted, then the “market price” shall be the fair market value of the Shares, as determined by the Board, on the date of grant, and (ii) the date or dates of the vesting of the option shall be a future date or dates determined in the manner specified in such resolution. The Board may also determine that the exercise price per share may escalate at a specified rate dependent upon the date on which any Option may be exercised by the Participant.

(b)	Payment: The full purchase price of Shares purchased under an Option shall be paid in cash or certified funds upon the exercise thereof, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable. A holder of an Option shall have none of the rights of a shareholder until the Shares are issued to him.

(c)	Term of Option: Options may be granted under this Plan exercisable over a period not exceeding five (5) years. Each Option shall be subject to earlier termination as provided in subparagraph 6(e).

(d)	Exercise of Option: Subject to the provisions contained in subparagraph 6(e)(ii),(iii) and (iv), no Option may be exercised unless the Participant is then an Eligible Person. This Plan shall not confer upon the Participant any right with respect to continuation of employment by the Corporation. Absence on leave approved by an officer of the Corporation or of any Subsidiary authorized to give such approval shall not be considered an interruption of employment for any purpose of the Plan. Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the transfer agent of the Corporation in Toronto of written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Shares then being purchased.

(e)	Termination of Options: Unless otherwise determined by the Board, in its sole discretion, and as may be permitted by any regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation,any Option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

(i)	the date of expiration specified in the Option agreement or in the resolution of the Board granting such Option, as the case may be, being not more than five (5) years after the date upon which the Option was granted;

(ii)	immediately upon the termination of the Participant’s employment with the Corporation or a Subsidiary, where termination is for cause;

(iii)	thirty (30) days after the Participant ceases to be an Eligible Person, other than by reason of retirement, permanent disability or death during which thirty (30) day period the Participant may exercise the Option to the extent he was entitled to exercise it at the date the Participant ceased to be an Eligible Person. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

(iv)	ninety (90) days after the date of the death of the Participant during which ninety (90) day period the Option may be exercised by the Participant’s legal representative or the person or persons to whom the deceased Participant’s rights under the Option shall pass by will or the applicable laws of decent and distribution, and only to the extent the Participant would have been entitled to exercise the Option on the date of death; and

(v)	ninety (90) days after termination of the Participant’s employment by reason of permanent disability or retirement under any retirement plan of the Corporation or any Subsidiary, during which ninety (90) day period the Participant may exercise the Option to the extent he was entitled to exercise it at the time of such termination, provided that if the Participant shall die within such ninety (90) day period, then such right shall be extended to ninety (90) days following the date of death of the Participant and shall be exercisable only by the persons described in clause 6(e)(iv) hereof and only to the extent therein set forth.

(f)	Non-transferability of Option: No Option shall be transferable or assignable by the Participant other than by will or the laws of decent and distribution and such Option shall be exercisable during his lifetime only by the Participant.

(g)	Applicable Laws or Regulations: The Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to sell and deliver Shares upon exercise of the Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange or over-the-counter market on which the Shares are listed or quoted for trading, as the case may be, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by any provision of the Plan or the granting of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or the Shares under the securities laws of any jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed or quoted, upon official notice of issuance, with all stock exchanges or over-the-counter markets, as the case may be, on which the Shares are listed or quoted for trading. Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

4.	ADJUSTMENTS IN SHARES SUBJECT TO THE PLAN:

(a)	Subdivisions and Redivisions: In the event of any subdivision or redivision of the Shares at any time while any Option is outstanding into a greater number of Shares, the Corporation shall thereafter deliver at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such greater number of Shares as would result from said subdivision or redivision had such Option been exercised before such subdivision or redivision without the Participant making any additional payment or giving any other consideration therefor.

(b)	Consolidations: In the event of any consolidation of the Shares at any time while any Option is outstanding into a lesser number of Shares, the Corporation shall thereafter deliver, and the Participant shall accept, at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such lesser number of Shares as would result from such consolidation had such Option been exercised before such consolidation.

(c)	Reclassifications/Changes: In the event of any reclassification or change of the Shares at any time while any Option is outstanding, the Corporation shall thereafter deliver at the time of exercise of any Option hereunder the number of securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares in respect of which such Option is then being exercised had such Option been exercised before such reclassification or change.

(d)	Other Capital Reorganizations: In the event of any capital reorganization of the Corporation at any time while any Option is outstanding, not otherwise covered in this paragraph 7 or a consolidation, amalgamation or merger with or into any other entity or the sale of the properties and assets as or substantially as an entirety to any other entity, the Participant if he has not exercised his Option prior to the effective date of such capital reorganization, consolidation, amalgamation, merger or sale, upon the exercise of such Option thereafter, shall be entitled to receive and shall accept in lieu of the number of Shares then subscribed for by him but for the same aggregate consideration payable therefor, the number of other securities or property of the entity resulting from such capital reorganization, consolidation, amalgamation, merger or sale, as the case may be, that the Participant would have been entitled to receive on such capital reorganization, consolidation, amalgamation, merger or sale if, on the record date or the effective date thereof, he had been the registered holder of the number of Shares so subscribed for.

(e)	Other Changes: In the event that the Corporation takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Participant, the exercise price or number of Shares issuable upon exercise of any Option will be adjusted in such manner, if any, and at such time, as the board of directors of the Corporation may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval. Failure to take such action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(f)	The Corporation shall not be obligated to issue fractional Shares in satisfaction of its obligations under the Plan or any Option and the Participant will not be entitled to receive any form of compensation in lieu thereof.

(g)	If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Options in consequence thereof and the Options shall remain unaffected.

(h)	The adjustment in the number of Shares issuable pursuant to Options provided for in this paragraph 7 shall be cumulative.

(i)	On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Option (and the Plan) and the exercise price thereof.

5.	LIMITS WITH RESPECT TO INSIDERS:

(a)	The maximum number of Shares which may be reserved for issuance to Insiders under the Plan or other Share Compensation Arrangement shall be 10% of the Outstanding Issue.

(b)	The maximum number of Shares which may be issued to Insiders under the Plan or other Share Compensation Arrangement within a one-year period shall be 10% of the Outstanding Issue.

(c)	The maximum number of Shares which may be issued to any one Insider under the Plan or other Share Compensation Arrangement within a one-year period shall be 5% of the Outstanding Issue.

(d)	Any entitlement to acquire Shares granted pursuant to the Plan or other Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in subparagraphs (a), (b) and (c) of this paragraph 8.

9.    FINANCIAL ASSISTANCE FOR PURCHASE OF SHARES: Subject to applicable law, the Corporation may, in its sole discretion, arrange for the Corporation or any Subsidiary to make loans or provide guarantees for loans by financial institutions to assist Participants to purchase Shares upon the exercise of the Options so granted. Any loans granted by the Corporation or any Subsidiary to assist Participants to purchase Shares upon the exercise of Options shall be full recourse to the Participant and secured by the Shares purchased with the proceeds of the loan, and shall be at such rates of interest, if any, and on such other terms as may be determined by the Corporation.

        The Shares may be sold by the Participant at any time provided that an amount equivalent to the option price per Share sold, or the balance of the loan, whichever is the lesser, is applied in repayment of the loan.

10.    AMENDMENT AND TERMINATION OF PLAN AND OPTIONS: Subject in all cases to the approval of all regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board may from time to time amend or revise the terms of the Plan (or any Option granted thereunder) or may terminate the Plan (or any Option granted thereunder) at any time provided, however, that no such action shall, without the consent of the participant, in any manner adversely affect a Participant=s rights under any Option theretofore granted under the Plan.

11.    EFFECTIVE DATE AND DURATION OF PLAN: Subject to section 12, the Plan becomes effective on the Effective Date and Options may be granted immediately thereafter. Any Options granted subsequent to the Effective Date but prior to the approval of the Plan by the shareholders of the Corporation as contemplated in section 12 shall not be exercisable until such approval is obtained and, if such approval is not obtained, such Options shall be immediately cancelled. The Plan shall remain in full force and effect until such time as the Board shall terminate the Plan, and for so long thereafter as Options remain outstanding in favour of any Participant.

12.    APPROVAL OF PLAN: The establishment of the Plan shall be subject to approval of the shareholders of the Corporation. All Options granted subsequent to such approval shall not require approval by the shareholders unless such approval is required by the regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation.

SCHEDULE “B”

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

GAMMON LAKE RESOURCES INC.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

An amendment to the terms of the Corporation’s Stock Option Plan for directors, officers, employees and consultants, increasing the maximum number of Common Shares that may be reserved for the grants of options under the plan from 5,000,000 to 9,125,000 Common Shares, as more particularly described in the management information circular of the Corporation dated November 4, 2002, be and the same is hereby approved; and

2.

Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

SCHEDULE “C”

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

GAMMON LAKE RESOURCES INC.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The grant of a total of 3,855,000 options to officers, directors, employees and consultants of the Corporation under the terms of the Corporation’s Stock Option Plan, as proposed to be amended in order to increase the maximum number of Common Shares that may be reserved for the grant of options thereunder from 5,000,000 to 9,125,000 Common Shares, and as more particularly described in the management information circular of the Corporation dated November 4, 2002, be and the same is hereby approved; and

2.

Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

SCHEDULE “D”

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

GAMMON LAKE RESOURCES INC.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The issuance by the Corporation in one or more private placements during the twelve month period commencing on December 13, 2002, of such number of securities that would result in the Corporation issuing or making issuable up to 36,453,766 Common Shares of the Corporation, as is more particularly described in the management information circular of the Corporation dated November 4, 2002, be and the same is hereby approved; and

2.

Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.